EXHIBIT 99.2

Attention Business Editors:

Rogers Communications Announces Agreement to Acquire Call-Net Enterprises in all Stock Transaction

     Acquisition Jumpstarts Rogers’ Local Telephony Entry and Adds Scale to Rogers Business Solutions;

     Brings Significant Fibre Assets within Rogers Cable Territory and a Pan-Canadian Long-Haul Fibre Network with U.S. Transit for Data and Voice Traffic;

     Call-Net Board Recommends Shareholders Accept Rogers’ Offer of One RCI Share for Each 4.25 Call-Net Shares

     TORONTO, May 11 /CNW/ – Rogers Communications Inc. (“RCI” or “Rogers”) and Call-Net Enterprises Inc. (“Call-Net”) today jointly announced that they have entered into a definitive agreement under which RCI will acquire 100% of Call-Net in a share for share transaction under a plan of arrangement.

     Under the terms of the agreement, Call-Net Common and Class B shareholders will receive a fixed exchange ratio of one RCI Class B Non-voting share for each 4.25 outstanding shares of Call-Net, representing a fully diluted equity value of approximately $330 million. In total, it is expected that upon closing of the transaction approximately 9.0 million RCI Class B Non-voting shares will be issued representing approximately 3.2% of the pro forma shares outstanding. Based upon the May 10, 2005 closing price of the RCI Class B Non-voting shares, the transaction values Call-Net at approximately $8.71 per share. At March 31, 2005, Call-Net had senior secured notes due 2008 of $269.8 million outstanding and cash and short-term investments of $79.6 million.

     “This acquisition will significantly jumpstart and expand our ability to provide customers with a full suite of service solutions that deliver the simplicity, quality and value they want in one package, on one bill, from one provider,” said Ted Rogers, President and CEO of Rogers Communications Inc.

“This positions us immediately to offer primary line telephone service across our residential and business bases of wireless and cable customers. It also provides a substantial additional base of customers to cross-sell our portfolio of communications and entertainment products and a skilled and knowledgeable employee group with strengths in telephony sales and marketing. As Rogers’ cable telephony service is deployed on a market by market basis, we will be able to migrate Call-Net customers in our Rogers Cable territory to our advanced digital cable telephony platform when advantageous.”

     “This is a terrific day for Call-Net customers, shareholders, employees, and for Canadian telecom in general,” said Bill Linton, President and CEO of Call-Net. “We share a common heritage with Rogers as a catalyst in bringing competition to the Canadian communications markets. By joining our business with one of the foremost Canadian names in communications, entertainment and information services, Call-Net customers will have a greatly enhanced selection of advanced services to choose from in their homes and businesses and the ability to enjoy the convenience of complete multi-product bundles from a single provider. The combination of Rogers’ innovative offerings and high quality wireless and cable networks will bring tremendous additional choice and value to our customers.”

     “This transaction offers an opportunity to acquire a significant customer base and telecom assets that together provide network and operating cost synergies and sales opportunities, which makes the transaction attractive economically as well as strategically,” added Ted Rogers. “This will complement our deployment of an advanced broadband IP multimedia network to support digital voice-over-cable telephony and other new voice and data services across the Rogers Cable service areas and expand the base of customers that will benefit from them.”

     Call-Net, through its Sprint Canada subsidiary and with approximately 1,800 employees, provides home phone and local business service, IP data, long distance and wireless services to approximately 600,000 consumers and business customers across Canada, the majority of which are concentrated in areas served by Rogers Cable. Call-Net owns a 14,000 route kilometre North American transcontinental fibre optic broadband network that spans across Canada and connects all major cities and into main U.S. voice and data network access and peering points. Call-Net also has more than 150 central office co-location points in all of Canada’s largest markets as well as options to acquire significant CLEC assets, including extensive local fibre in eastern Canada, most of which are within Rogers Cable’s serving areas. Call-Net’s wireless services are offered to its customers, alone and in bundles with other voice services, through a wholesale agreement with Rogers’ Fido division.

     Rogers anticipates that it will realize cost savings from the transaction, including reduced payments to incumbent and other telecom providers. The reduction in costs currently incurred by Sprint Canada, Rogers Wireless and Rogers Cable include the areas of local and long haul interconnection, the rental of local loops and transport, Internet and other data transport costs, and the costs associated with the transport of local and long haul wireless traffic.

     The boards of directors of Rogers and Call-Net have approved the transaction, with the members of the Call-Net Board having agreed that the transaction is fair to their shareholders and that they will recommend that the Call-Net shareholders approve the transaction at a Call-Net shareholder meeting expected to be held before June 30, 2005.

     BMO Nesbitt Burns is acting as financial advisor to Call-Net on this transaction and has provided Call-Net’s Board of Directors with a fairness opinion that the consideration to be received under the Plan of Arrangement is fair, from a financial point of view, to the shareholders of Call-Net. Scotia Capital is acting as financial advisor to Rogers on this transaction.

     Subject to certain customary conditions, including among others, regulatory approvals and acceptance by Call-Net shareholders representing at least two-thirds of the votes cast in respect of the Plan of Arrangement, this transaction is expected to close during the third quarter of 2005. The transaction is expected to be accounted for as a purchase and it is anticipated that the share-for-share exchange will be structured as tax-free to eligible Canadian shareholders. Call-Net has agreed not to solicit or take certain other actions with respect to any competing proposal, and in addition has agreed to pay Rogers a termination fee of $10 million under specified conditions.

     A proxy circular relating to the transaction is expected to be sent to Call-Net’s shareholders prior to the end of May 2005. Investors are urged to read the proxy circular regarding the transaction when it becomes available, as it will contain important information.

     The proxy circular and the arrangement agreement will be filed in Canada on SEDAR and in the U.S. with the U.S. Securities and Exchange Commission on the Commission’s website. Investors and security holders may obtain free copies of the these documents (when they are available) on the SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov. The documents may also be obtained directly from Rogers by directing a request to investor.relations@rci.rogers.com or from Call-Net by directing a request to investor.relations@sprint-canada.com, as applicable.

     Holders of Call-Net Common shares and Class B Non-Voting shares are reminded that (i) each Common share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting share and (ii) each Class B Non-Voting share may, at the option of the holder by providing a declaration of Canadian residency to Call-Net’s transfer agent, be exchanged at any time for one voting Common share.

     Cautionary Statement Regarding Forward Looking Information:

     This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to the ability of the companies to close the transaction and integrate the acquired operations, economic conditions, technological change, regulatory change and competitive factors. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     About the Companies:

     Call-Net Enterprises Inc. (TSX: FON, FON.NV.B), primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.callnet.ca and www.sprint.ca.

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider and the country’s only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada’s largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada’s premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

     Conference Call for Investment Community and Media:

     A live Webcast of a joint Rogers Communications and Call-Net conference call with the investment community and media to discuss this announcement will be broadcast via the Internet at www.rogers.com/webcast and/or www.callnet.ca beginning at 10:15 a.m. ET on May 11, 2005. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

     %SEDAR: 00003765EF

For further information: (Investment Community): Rogers Communications: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com; Call-Net Enterprises: Roy Graydon, (416) 718-6160, roy.graydon@sprint-canada.com; (Media): Rogers Communications: Jan L. Innes, (416) 935-3525, jinnes@rci.rogers.com; Call-Net Enterprises: Karen O’Leary, (416) 718-6445, karen.oleary@sprint-canada.com; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.